LISTED FUNDS TRUST
Fee Waiver Agreement
September 1, 2022
THIS FEE WAIVER AGREEMENT (the “Agreement”) is entered into by and between Listed Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of the Teucrium Agricultural Strategy No K-1 ETF (the “Fund”), a series of the Trust, and Teucrium Investment Advisors, LLC (“Adviser”), the Fund’s investment adviser.
WITNESSETH:
WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to the Fund, and for which it is compensated based on the average daily net assets of the Fund;
WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to reduce the fee paid by the Fund to the Adviser;
NOW THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:
1.FEE WAIVERS. The Adviser agrees to a reduction in the Fund’s unitary management fee to 0.89% (the “Reduced Fee”) of the Fund’s average daily net assets effective as of the date first written above.
2.TERM. The Reduced Fee shall remain in effect from September 1, 2022 until at least August 31, 2023, and thereafter from year to year for successive one-year periods, unless sooner terminated as provided in Paragraph 3 of this Agreement.
3.TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.
4.ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.
5.SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.
6.GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the date first written above.

LISTED FUNDS TRUST on behalf of Teucrium Agricultural Strategy No K-1 ETF		TEUCRIUM INVESTMENT ADVISORS, LLC

By:	/s/ Joshua J. Hinderliter	By:	/s/ Cory Mullen-Rusin
Name:	Joshua J. Hinderliter	Name:	Cory Mullen-Rusin
Title:	Assistant Secretary	Title:	CFO/CCO

Fee Waiver Agreement